UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)1

Sapient Corporation
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
803062 10 8
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 803062 10 8	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jerry A. Greenberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		7,505,901 shares. In addition, Mr. Greenberg’s wife has sole voting power over 290 shares in her capacity as the sole trustee of the Adi Kabatchnik Greenberg Revocable Trust, a revocable trust established by Mrs. Greenberg, of which she is the sole trustee and the sole beneficiary.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,854,446 shares (consists of 3,294,446 shares held by The Jerry A. Greenberg Remainder Trust-1996 and 560,000 shares held by The Jerry A. Greenberg Charitable Foundation. Mr. Greenberg is a co-trustee of each of these trusts).

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,505,901 shares. In addition, Mr. Greenberg’s wife has sole dispositive power over 290 shares in her capacity as the sole trustee of the Adi Kabatchnik Greenberg Revocable Trust, a revocable trust established by Mrs. Greenberg, of which she is the sole trustee and the sole beneficiary.

WITH	8	SHARED DISPOSITIVE POWER

3,854,446 shares (consists of 3,294,446 shares held by The Jerry A. Greenberg Remainder Trust-1996 and 560,000 shares held by The Jerry A. Greenberg Charitable Foundation. Mr. Greenberg is a co-trustee of each of these trusts).

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Mr. Greenberg has or shares voting or investment control over 11,360,347 shares (includes 7,505,901 shares owned by Mr. Greenberg, 3,294,446 shares held by The Jerry A. Greenberg Remainder Trust-1996 and 560,000 shares held by The Jerry A. Greenberg Charitable Foundation). Mr. Greenberg disclaims any and all beneficial ownership of the shares held by the Remainder Trust and the Foundation. Mr. Greenberg is the beneficiary of The Jerry A. Greenberg 2-Year GRAT - 2010 (which holds 1,000,000 shares) and The Jerry A. Greenberg 5-Year GRAT - 2010 (which holds 1,000,000 shares), both of which are grantor retained annuity trusts. Mr. Greenberg is not a trustee of either of the two trusts, nor does he have or share voting or dispositive control over the shares held by the trusts. Mr. Greenberg disclaims any and all beneficial ownership of the shares held by these two trusts except for his pecuniary interest therein. In addition, Mr. Greenberg’s wife has sole voting or investment power over 290 shares in her capacity as the sole trustee of the Adi Kabatchnik Greenberg Revocable Trust, a revocable trust established by Mrs. Greenberg, of which she is the sole trustee and the sole beneficiary. Mr. Greenberg disclaims any and all beneficial ownership of the shares held by this trust.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 803062 10 8	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Sapient Corporation

Item 1(b)	Address of Issuer’s Principal Executive Office:

131 Dartmouth Street, 3rd Floor
Boston, MA 02116

Item 2(a)	Name of Person Filing:

Jerry A. Greenberg

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Jerry A. Greenberg
c/o Sapient Corporation
131 Dartmouth Street, 3rd Floor
Boston, MA 02116

Item 2(c)	Citizenship:

Mr. Greenberg is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, $.01 par value per share.

Item 2(e)	CUSIP Number:

803062 10 8

Item 3	Description of Person Filing:

Not applicable

Item 4	Ownership:

(a) Amount Beneficially Owned:

11,360,347 shares (includes 7,505,901 shares owned by Mr. Greenberg, 3,294,446 shares held by The Jerry A. Greenberg Remainder Trust-1996 and 560,000 shares held by The Jerry A. Greenberg Charitable Foundation). Mr. Greenberg disclaims any and all beneficial ownership of the shares held by the Remainder Trust and the Foundation. Mr. Greenberg is the beneficiary of The Jerry A. Greenberg 2-Year GRAT — 2010 (which holds 1,000,000 shares) and The Jerry A. Greenberg 5-Year GRAT — 2010 (which holds 1,000,000 shares), both of which are grantor retained annuity trusts. Mr. Greenberg is not a trustee of either of the two trusts, nor does he have or share voting or dispositive control over the shares held by the trusts. Mr. Greenberg disclaims any and all beneficial ownership of the shares held by these two trusts except for his pecuniary interest therein. In addition, Mr. Greenberg’s wife has sole voting or investment power over 290 shares in her capacity as the sole trustee of the Adi Kabatchnik Greenberg Revocable Trust, a revocable trust established by Mrs. Greenberg, of which she is the sole trustee and the sole beneficiary. Mr. Greenberg disclaims any and all beneficial ownership of the shares held by this trust.

CUSIP No. 803062 10 8	Page 4 of 5 Pages

(b) Percent of Class:

Mr. Greenberg has or shares voting or investment control over shares representing 8.3% of the issuer’s outstanding common stock.

(c) Number of shares as to which person has:

(i) sole power to vote or to direct the vote:

Mr. Greenberg has the sole power to vote or direct the vote of 7,505,901 shares. In addition, Mr. Greenberg’s wife has sole power to vote or direct the vote of 290 shares in her capacity as the sole trustee of the Adi Kabatchnik Greenberg Revocable Trust, a revocable trust established by Mrs. Greenberg, of which she is the sole trustee and the sole beneficiary.

(ii) shared power to vote or to direct the vote:

Mr. Greenberg has shared power to vote or to direct the vote of 3,854,446 shares (consists of 3,294,446 shares held by The Jerry A. Greenberg Remainder Trust-1996 and 560,000 shares held by The Jerry A. Greenberg Charitable Foundation. Mr. Greenberg is a co-trustee of each of these trusts).

(iii) sole power to dispose or to direct the disposition of:

Mr. Greenberg has sole power to dispose or to direct the disposition of 7,505,901 shares. In addition, Mr. Greenberg’s wife has sole power to dispose or to direct the disposition of 290 shares in her capacity as the sole trustee of the Adi Kabatchnik Greenberg Revocable Trust, a revocable trust established by Mrs. Greenberg, of which she is the sole trustee and the sole beneficiary.

(iv) shared power to dispose or to direct the disposition of:

Mr. Greenberg has shared power to dispose or to direct the disposition of 3,854,446 shares (consists of 3,294,446 shares held by The Jerry A. Greenberg Remainder Trust-1996 and 560,000 shares held by The Jerry A. Greenberg Charitable Foundation. Mr. Greenberg is a co-trustee of each of these trusts).

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

CUSIP No. 803062 10 8	Page 5 of 5 Pages

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certification:

Not applicable
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: February 11, 2011

/s/ Jerry A. Greenberg
Jerry A. Greenberg